August 30, 2016
Via EDGAR
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Michael Volley
Staff Accountant
Office of Financial Services

Re:	Encore Capital Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 24, 2016
File No. 000-26489
Dear Mr. Volley:
We refer to your letter dated August 17, 2016 which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K for the fiscal year ended December 31, 2015 of Encore Capital Group, Inc. (the “Company” or the “Registrant”). Please find our responses to the Staff’s comments below. For your convenience, we have copied each of the comments in your letter immediately preceding our response thereto.
Form 10-K for the Fiscal Year Ended December 31, 2015
Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations
Collections by Channel and Geographic Location, page 39

1.
We note the table presenting collections by channel and geographic location on page 39. In future filings, please enhance Management’s Discussion and Analysis of Financial Condition and Results of Operations to include a description of each of these collection channels (i.e., legal collections, collection sites and collection agencies) and explain how these channels relate to your discussion on page 5 describing your portfolio purchasing and recovery collection approach. In addition, please discuss any material risks, opportunities or trends associated with each of these collection channels.

Response:
We acknowledge the Staff’s comment and will revise our disclosure in future filings to include a description of each of our collection channels (i.e., legal collections, collection sites and collection agencies) and explain how these channels relate to our portfolio purchasing and recovery collection approach. We will also discuss any material risks, opportunities or trends associated with each of these collection channels.

3111 Camino Del Rio North, Suite 103, San Diego, CA 92108 ■T 877.445.4581 ■ F 858.309.1546 ■ W encorecapital.com

Non-GAAP Disclosure, page 42

2.
We note that your non-GAAP measure, adjusted EBITDA, excludes amounts applied to principal on receivables portfolios. In future filings, please clearly describe the nature of this adjustment and the underlying reasons why excluding these amounts are relevant. Also, please confirm that this adjustment is included in your debt covenants.

Response:
We acknowledge the Staff’s comment and will revise our disclosure in future filings to describe the nature of this adjustment and the underlying reasons why adjusting for these amounts is relevant. We confirm that this adjustment is included in our debt covenants.

3.
We note that your non-GAAP measures exclude settlement fees and related administrative expenses. In future filings, please clearly describe the nature of this adjustment and the underlying reasons why excluding these amounts are relevant. Also, please confirm that this adjustment is included in your debt covenants.

Response:
We acknowledge the Staff’s comment and will revise our disclosure in future filings to describe the nature of this adjustment and the underlying reasons why adjusting for these amounts is relevant. We confirm that this adjustment is included in our debt covenants.
Item 7A - Quantitative and Qualitative Disclosures about Market Risk, page 68

4.
In future filings, please revise your foreign currency exchange rate risk disclosures to include quantitative information in one of the formats outlined in Item 305(a)(i) through (iii) of Regulation S-K. Alternatively, tell us how your current disclosure complies with this requirement.

Response:
We acknowledge the Staff’s comment and will revise our disclosure in future filings to include foreign currency exchange rate risk disclosures to include quantitative information, to the extent material, in one of the formats outlined in Item 305(a)(i) through (iii) of Regulation S-K.
Financial Statements
Note 1: Ownership, Description of Business, and Summary of Significant Accounting Policies - Translation of Foreign Currencies, page F-7

5.	In future filings, please provide an analysis of the changes in the cumulative translation adjustment, as appropriate, consistent with the guidance in ASC 830-30-45-18 through 20.
Response:
We acknowledge the Staff’s comment and will revise our disclosure in future filings to provide an analysis of the changes in the cumulative translation adjustment, as appropriate, consistent with the guidance in ASC 830-30-45-18 through 20.

3111 Camino Del Rio North, Suite 103, San Diego, CA 92108 ■T 877.445.4581 ■ F 858.309.1546 ■ W encorecapital.com

Note 14: Segment Information, page F-38

6.
In future filings, please disclose revenues from the United States and from all foreign countries in total. If revenues attributed to an individual foreign country are material, disclose those revenues separately. You may wish to provide, in addition to this information, subtotals of geographic information about groups of countries. Refer to ASC 280-10-50-41.

Response:
We acknowledge the Staff’s comment and will revise our disclosure in future filings in accordance with ASC 280-10-50-41 to state that providing further geographic information is impracticable. The Company currently reports its revenues in the following geographical groups: United States; Europe; and Other Geographies. We do not have an accounting system to identify the amount of GAAP revenues derived from each foreign country in Europe and do not use such information for managerial purposes. As a result, we believe that, based on the financial information that is used to produce the general-purpose financial statements, providing further geographic information is impracticable.

7.
In future filings, to the extent they are material, please disclose the amount of long-lived assets other than financial instruments, long-term customer relationships of a financial institution, mortgage and other servicing rights, deferred policy acquisition costs, and deferred tax assets located in the United States and from all foreign countries in total. If assets in an individual foreign country are material, disclose those assets separately. You may wish to provide, in addition to this information, subtotals of geographic information about groups of countries. Refer to ASC 280-10-50-41.

Response:
We acknowledge the Staff’s comment and, to the extent long lived assets are material, will revise our disclosure in future annual filings in accordance with ASC 280-10-50-41.
***
The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ Jonathan Clark
Jonathan Clark
Executive Vice President
Chief Financial Officer

3111 Camino Del Rio North, Suite 103, San Diego, CA 92108 ■T 877.445.4581 ■ F 858.309.1546 ■ W encorecapital.com